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                              January 31, 2024

       Michael Klein
       Chief Executive Officer
       Churchill Capital Corp IX/Cayman
       640 Fifth Avenue, 14th Floor
       New York, NY 10019

                                                        Re: Churchill Capital
Corp IX/Cayman
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
4, 2024
                                                            CIK No. 0002006291

       Dear Michael Klein:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted January 4, 2024

       Risk Factors
       If we are deemed to be an investment company under the Investment
Company Act.   , page 64

   1. Please update your disclosure to reflect that the Securities and Exchange Commission, on
                                                        January 24, 2024,
adopted final rules to Enhance Investor Protections Relating to SPACs,
                                                        Shell Companies, and
Projections (See Release No. 33-11265).
   2. We note your disclosure of the risk that you could be considered to be operating as an unregistered investment
company. Please disclose that if you are found to be operating as an unregistered
investment company, you may be required to change your operations, wind down your
operations, or register as an investment company under the Investment
                                                        Company Act. Also
include disclosure with respect to the consequences to investors if you are required to
wind down your operations as a result of this status, such as the losses of the investment
opportunity in a target company, and any price appreciation in the
 Michael Klein
Churchill Capital Corp IX/Cayman
January 31, 2024
Page 2
      combined company. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.
       Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Klein
                                                          Division of
Corporation Finance
Comapany NameChurchill Capital Corp IX/Cayman
                                                          Office of Real Estate
& Construction
January 31, 2024 Page 2
cc:       Stuart Neuhauser
FirstName LastName